                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K
                                 ANNUAL REPORT


                           Pursuant to Section 15 (d)


                     of the Securities Exchange Act of 1934


                      for the year ended December 31, 2000


                        TRUMP CAPITAL ACCUMULATION PLAN
                           (Full title of the Plan)


                     TRUMP HOTELS AND CASINO RESORTS, INC.
          (Name of Issuer of the securities held pursuant to the Plan)


                                 1000 Boardwalk
                        Atlantic City, New Jersey  08401
                    (Address of principal executive office)


================================================================================

TRUMP CAPITAL ACCUMULATION PLAN

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2000 AND 1999
TOGETHER WITH AUDITORS' REPORT

INDEX



                                                                                    Page
                                                                                    ----

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                               1

FINANCIAL STATEMENTS
 Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999      2
 Statement of Changes in Net Assets Available for Benefits for the Year Ended
 December 31, 2000                                                                     3

NOTES TO FINANCIAL STATEMENTS                                                        4-7

SUPPLEMENTAL SCHEDULE:
 I -- Schedule of Assets Held for Investment Purposes as of December 31, 2000        8-9

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Benefits Committee of the
Trump Capital Accumulation Plan:

We have audited the accompanying statements of net assets available for benefits of the Trump Capital Accumulation Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                    ARTHUR ANDERSEN LLP



Roseland, New Jersey
June 4, 2001

TRUMP CAPITAL ACCUMULATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2000 AND 1999

                                              2000           1999
                                      ------------   ------------

ASSETS:
  Investments                         $113,985,298   $118,697,694
                                      ------------   ------------

RECEIVABLES:
  Participant contributions                454,751        587,460
                                      ------------   ------------
      Total receivables                    454,751        587,460
                                      ------------   ------------

OTHER                                       15,463         77,836
                                      ------------   ------------
      Net assets available for
        benefits                      $114,455,512   $119,362,990
                                      ============   ============


  The accompanying notes to financial statements are an integral part of these statements.

TRUMP CAPITAL ACCUMULATION PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2000

ADDITIONS:
  Additions to net assets attributed to-
    Investment income-
      Interest income                            $    934,961
      Dividend income                              10,954,217
                                                 ------------
                                                   11,889,178
                                                 ------------
    Contributions-
      Participant                                  11,314,490
      Employer, net of forfeitures                  3,093,206
      Rollover                                        266,794
                                                 ------------
                                                   14,674,490
                                                 ------------
           Total additions                         26,563,668
                                                 ------------

  Deductions-
    Deductions from net assets attributed to-
      Net depreciation in fair value of
        investments                                22,419,090
      Benefits paid to participants                 8,782,548
      Transfers to related plans                      236,303
      Administrative expenses                          33,205
                                                 ------------
           Total deductions                        31,471,146
                                                 ------------
           Net decrease                            (4,907,478)

Net assets available for benefits:
  Beginning of year                               119,362,990
                                                 ------------
  End of year                                    $114,455,512
                                                 ============



  The accompanying notes to financial statements are an integral part of this statement.

TRUMP CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999



1.  SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES
    -------------------

Basis of Accounting
-------------------

The accompanying financial statements of the Trump Capital Accumulation Plan (the "Plan") have been prepared on the accrual basis of accounting.

Plan Expenses
-------------

Expenses related to the administration of the Plan have been paid by Trump Taj Mahal Associates (the "Plan Sponsor") and Trump Castle Associates (collectively the "Companies"). The Companies pay all administrative expenses of the Plan, except for the administrative costs of mutual funds and loan processing fees. The Companies costs represent trustee fees and professional services and amounted to approximately $75,000 in 2000.

Investments
-----------

The investments included in the statements of net assets available for benefits are stated at market value. Market value is the unit valuation of the security at the plan year-end as determined by Merrill Lynch Trust Company ("Merrill Lynch"), the trustee of the Plan (the "Trustee"). Accounting records are maintained on the accrual basis, investment transactions are recorded on the trade date basis and gains and losses are calculated based upon an aggregate participant cost that is maintained on an average unit cost basis.

Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of net assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
-----------------------

The Plan provides for various investment options in investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participant's account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

2.  PLAN DESCRIPTION
    ----------------

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

TRUMP CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999


General
-------

The Plan is a 401(k) Savings Plan, which was established by the Plan Sponsor and became effective on January 1, 1989. All full or part-time non-union employees become eligible for participation in the Plan on the enrollment date immediately following the completion of 12 months of service and the attainment of age 18. In addition, union employees covered by a collective bargaining agreement that provides for participation in the Plan may enroll upon meeting the same requirements as non-union employees.

The Plan is administered by a committee appointed by the Plan Sponsor (the "Plan Administrator"). Merrill Lynch Trust Company was appointed as the trustee of the Plan by the Plan Administrator.

Contributions
-------------

 Participants
 ------------

Non-highly compensated participants, as defined, are eligible to voluntarily contribute to the Plan up to 20% of their annual compensation, as defined. Highly compensated participants, as defined, are eligible to voluntarily contribute to the Plan up to 7% of their annual compensation, as defined. Tax deferred contributions are subject to a limit by the Internal Revenue Code. The 2000 limit was $10,500 per participant. Contributions to the Plan are invested by the Trustee, as designated by the participant, in increments of 5%.

 Plan Sponsor
 ------------

The Plan Sponsor contributes to the Plan 50% of each participant's contributions, not to exceed 3% of the participant's annual compensation, as defined. Plan Sponsor contributions are allocated between funds as determined by the employee.

 Participant Rollovers
 ---------------------

The Plan permits eligible participants, as defined, to rollover cash or other property acceptable to the Plan Administrator from another qualified plan in addition to qualified voluntary participant contributions.

Distributions to Participants
-----------------------------

Each participant has a fully vested interest in the amount of his or her contributions together with the allocable Plan earnings. Contributions from the Plan Sponsor vest based on the vesting schedule described below. The full value of the participant's vested interest in his or her account in the Plan will be distributed upon termination of the participant's employment. The normal form of payment is by lump sum; however, if a participant's vested benefit from all contributions exceeds $5,000, a participant has the right to receive payment in equal periodic monthly, quarterly, semi-annual or annual installments over a period not to exceed ten years.

A participant may also withdraw all or part of his or her account upon attainment of age 59-1/2 or financial hardship, as defined in the Plan.

Upon termination of employment prior to eligibility for retirement, a participant is eligible to receive the vested balance in his or her account. There were no payments due to participants who have requested to withdraw their funds prior to December 31, 2000 or 1999.

TRUMP CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999


Vesting
-------

Voluntary contributions are fully vested at all times and are not subject to forfeiture.

The Plan Sponsor's contributions vest based upon the participant's years of continuous service as follows-

             Years of Continuous Service             Percentage Vested
             ---------------------------             -----------------

             Less than two years                            0%
             Two years                                     25%
             Three years                                   50%
             Four years                                    75%
             Five years or more                           100%


Forfeitures
-----------

The portion of a former participant's account which is not distributed because of the vesting provision will reduce the amount of the Plan Sponsor's future contributions. During 2000, $124,737 was used to reduce Plan Sponsor contributions. As of December 31, 2000 and 1999, $928 and $107 were available to reduce future Plan Sponsor contributions, respectively.

Loans
-----

The Plan permits participants to borrow from their accounts at terms established by the Plan Administrator. Participants may borrow up to the lesser of $50,000 or 50% of their vested account balance for specific reasons, as defined by the Plan. Each loan is secured by the borrower's vested interest in the Plan and is subject to other requirements, as defined. Interest on loans is charged at a rate that is comparable to similar loans made by commercial lenders. Loans outstanding as of December 31, 2000 had interest rates ranging from 8.75% to 12.00%. Loan repayment terms range up to five years (fifteen years if the loan was used to purchase a primary residence). A small administrative fee is required to process all loans.

3.    INVESTMENTS
      -----------

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows-

                                                       December 31,
                                                 ------------------------
                                                        2000         1999
                                                 -----------  -----------

        Merrill Lynch Pacific Fund               $ 6,870,649  $11,281,054
        Merrill Lynch Capital Fund                11,534,368   14,310,921
        Merrill Lynch Basic Value Fund            16,641,993   22,457,137
        Merrill Lynch Growth Fund                  5,363,650    7,076,519
        Davis New York Venture Fund                8,214,433    8,204,376
        Merrill Lynch Ready Assets Trust Fund     10,581,412   11,039,031

TRUMP CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999


During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $22,419,090 as follows-


    Mutual Funds     $(21,311,474)
    Common Stock       (1,107,616)
                     -------------
                     $(22,419,090)
                     -------------



4.    TAX STATUS
      ----------

The Plan obtained its latest determination letter on February 18, 2000, which covered all amendments through December 31, 1999, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

5.  PLAN TERMINATION
    ----------------

Effective August 31, 1999 the Plan was formed by the merger of the Trump Marina Hotel & Casino Savings Plan into the Trump Taj Mahal Hotel & Casino Savings Plan ("Taj Plan"). The Taj Plan was renamed the Trump Capital Accumulation Plan.

While the Plan Sponsor has not expressed any intent to terminate the Plan, the Plan Sponsor may do so at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of termination, each participant is entitled to the value in his or her separate account.

6.  RELATED PARTY
    TRANSACTIONS
    ------------

Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

Certain Plan investments include shares of THCR common stock ("Common Stock") and, therefore, these transactions qualify as party-in-interest. As of December 31, 2000 and 1999, the Plan holds Common Stock with a market value of $1,618,656 and $2,139,428, respectively. During the year ended December 31, 2000, Common Stock was acquired at a cost of $1,228,264; and Common Stock was sold with an original cost basis of $807,944.

The Plan Sponsor has sister companies that also sponsor a similar Savings Plan. During 2000, net transfers to related plans amounted to $236,303.

TRUMP CAPITAL ACCUMULATION PLAN                                       SCHEDULE I

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2000
EMPLOYER IDENTIFICATION #22-3136368, PLAN NUMBER 001


       (b) Identity of issue,         (c) Description of investment including maturity
        borrower, lessor or                  date, rate of interest, collateral,                (d) Market
(a)        similar party                            par or maturity value                          Value
-----  ----------------------        -----------------------------------------------------      -----------
*      Merrill Lynch           Pacific Fund, Overseas Equity Securities, 341,823 units of
                               participation                                                    $ 6,870,649


*      Merrill Lynch           Federal Securities Fund, U. S. Government Agencies,
                               519,171 units of participation                                     5,051,534


*      Merrill Lynch           Capital Fund, Equity Securities, 379,795 units of participation   11,534,368

*      Merrill Lynch           Basic Value Fund, Equity and Debt Securities, 507,069 units
                               of participation                                                  16,641,993


*      Merrill Lynch           Growth Fund, Equity Securities, 257,992 units of participation     5,363,650

*      Merrill Lynch           Global Allocation Fund, U. S. and Foreign Equity and Debt
                               Securities, 184,741 units of participation                         2,423,804


       Templeton Funds, Inc.   Templeton Foreign Fund, Foreign Equity and Debt Securities,
                               116,901 units of participation                                     1,208,754


       MFS Funds               MFS Emerging Growth Fund, Equity Securities, 112,461 units
                               of participation                                                   5,036,024


       Davis Funds, Inc.       Davis New York Venture Fund, Foreign Equity Securities,
                               285,819 units of participation                                     8,214,433


       Delaware Group          Delaware Trend Fund, Equity Securities, 245,919 units of
                               participation                                                      5,294,626


       Pimco                   Total Return Fund, Equity and Debt Securities, 24,933 units
                               of participation                                                     259,052


*      Merrill Lynch           Equity Index Trust Fund, Equity Securities,
                               21,641 units of participation                                      1,985,986

       Federated               High Income Bond Fund, Equity and Debt Securities, 3,939
                               units of participation                                                33,557


       MFS Funds               Utilities Fund, Equity and Debt Securities,
                               60,485 units of participation                                        717,959

       Massachusetts           Growth Fund, Equity and Debt Securities, 99,683 units of
       Investors               participation                                                      1,708,562

       Massachusetts           Trust Fund, Equity Securities, 26,356 units of participation         527,656
       Investors


                                                                      SCHEDULE I
                                                                     (Continued)


TRUMP CAPITAL ACCUMULATION PLAN   SCHEDULE I
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2000
EMPLOYER IDENTIFICATION #22-3136368, PLAN NUMBER 001

       (b) Identity of issue,         (c) Description of investment including maturity
        borrower, lessor or                  date, rate of interest, collateral,          (d) Market
(a)        similar party                            par or maturity value                    Value
-----  ----------------------         -------------------------------------------------   -----------
*      Merrill Lynch                  Healthcare Fund, Equity Securities,
                                      192,534 units of participation                        1,401,645

       Alliance                       Premier Growth Fund, Equity Securities,
                                      73,106 units of participation                         1,952,664

       Seligman                       Communications Fund, Equity Securities,
                                      164,807 units of participation                        4,169,620

       Davis Funds, Inc.              Davis Series Financial Fund, Equity
                                      Securities, 11,496 units of participation               417,292

       GAM                            GAM International Fund, Equity Securities,
                                      3,178 units of participation                             63,615

       Pioneer                        Growth Shares Fund, Equity Securities,
                                      40,626 units of participation                           699,167

*      Merrill Lynch                  Eurofund Fund, Equity Securities, 11,081
                                      units of participation                                  169,092

       Pimco                          Innovation Fund, Equity  Securities,
                                      60,055 units of participation                         2,472,454

       Munder                         Net Net Fund, Equity Securities, 49,911
                                      units of participation                                1,733,403

       Van Kampen                     Emerging Growth Fund, Equity Securities,
                                      24,525 units of participation                         1,539,650

                                                                                         ------------
                Total investment in mutual funds                                           87,491,209
                                                                                         ------------

**     Trump Hotels & Casino          Trump Hotels & Casino Resorts, Inc.
       Resorts, Inc.                  Common Stock, 863,283 shares                          1,618,656
                                                                                         ------------
*      Merrill Lynch                  Retirement Preservation Trust Fund,
                                      Money Market Funds, 2,455,283 units of
                                      participation                                         2,455,283

*      Merrill Lynch                  Ready Assets Trust Fund, Money Market                10,581,412
                                      Funds, 10,581,412 units of participation           ------------

                Total investment in money market funds                                     13,036,695
                                                                                         ------------
Participants' Loans                   Interest rates ranging from 8.75% to 12.00%
                                      and maturities ranging from 2001 through 2015        11,838,738
                                                                                         ------------
                                                                                         $113,985,298
                                                                                         ============



*Denotes party-in-interest
**Denotes related party

  The accompanying notes to financial statements are an integral part of this schedule.

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the Trump Hotels & Casino Resorts, Inc. previously filed Form S-8 Registration Statement No.333-2201.



                                    ARTHUR ANDERSEN LLP



Roseland, New Jersey
June 26, 2001